Filed under Rule 424(b)(3), Registration Statement No. 333-275151
Pricing Supplement No. 657 - Dated Monday, August 31, 2026 (To: Prospectus Dated October 24, 2023 and Prospectus Supplement Dated October 27, 2023)
CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor's Option	Product Ranking
63743F4J2	$571,000.00	100.000%	0.950%	$565,575.50	Fixed	4.450%	Monthly	09/15/2030	10/15/2026	$5.19	Yes	Senior Unsecured Notes
Redemption Information: Non-Callable

	Offering Date: Monday, August 24, 2026 through Monday, August 31, 2026	National Rural Utilities Cooperative Finance Corp
National Rural Utilities Cooperative Finance Corp	Trade Date: Monday, August 31, 2026 @12:00 PM ET
	Settle Date: Thursday, September 3, 2026	Prospectus dated October 24, 2023 and
	Minimum Denomination/Increments:$1,000.00/$1,000.00	Prospectus Supplement Dated: October 27, 2023
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC Number: 0235 via RBC Dain Rauscher Inc.

Agents: InspereX LLC, Citigroup Global Markets Inc., Wells Fargo Clearing Services, LLC, RBC Capital Markets, LLC

Trustee: U.S. Bank Trust Company, National Association

If the maturity date or an interest payment date for any note is not a business day (as term is defined in prospectus), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date or interest payment date.

Notes will be sold to you at the selling price specified in this Pricing Supplement. The Purchasing Agent shall purchase notes from us at the selling price less the applicable gross concession specified in this Pricing Supplement. The Purchasing Agent may resell the notes it purchases to the agents and selected dealers at the selling price less a concession that, at the discretion of the Purchasing Agent, may be less than or equal to the gross concession received by the Purchasing Agent. Notes purchased by the agents and selected dealers on behalf of level-fee [investment or advisory] accounts may be sold to such accounts at the selling price less the applicable concession, and such agents and selected dealers shall not retain, as compensation, any portion of such concession.

Validity of the Notes
In the opinion of Hogan Lovells US LLP, as counsel to the Company, following (i) receipt by the Company of the consideration for the notes specified in applicable resolutions of the board of directors of the Company and (ii) the due execution, authentication, issuance and delivery of the notes pursuant to the terms of the indenture and the applicable underwriting, agency or distribution agreement against payment therefor, the notes offered by this pricing supplement will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights and remedies (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances and fraudulent, preferential or voidable transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law), including, without limitation, principles limiting the availability of specific performance and injunctive relief.

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 27, 2023, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 27, 2023.

InterNotes is a registered trademark of InspereX Holdings LLC. All Rights Reserved.